Exhibit 99.1

Penn Virginia Reports Fourth Quarter and Year-End 2018 Results

— Increased Proved Reserves by 69%, Replaced 734% of Production, Grew Production by 110% —

HOUSTON, February 27, 2019 (GLOBE NEWSWIRE) – Penn Virginia Corporation (“Penn Virginia” or the “Company”) (NASDAQ:PVAC) today announced its financial and operational results for the fourth quarter and full year 2018, and year-end reserve estimates.

Significant Fourth Quarter and Full-Year Highlights

•	Entered into a definitive merger agreement on October 28, 2018, to be acquired by Denbury Resources Inc. (“Denbury”), with a special meeting of shareholders anticipated in April 2019;

•

Grew production for the fourth quarter of 2018 to 25,686 barrels of oil equivalent per day (“BOEPD”) (77% crude oil). Produced 21,765 BOEPD (76% crude oil) for full year 2018. Total production increased 110% and oil production increased 120% over 2017 levels;

•

Increased proved reserves by 69% to approximately 123 million barrels of oil equivalent (“MMBOE”), representing a reserve replacement ratio(1) of approximately 734% of 2018 production. The standardized measure of discounted future net cash flows related to proved reserves (“Standardized Measure”) increased by 175% to $1.6 billion;

•

Identified more than 450 net drilling locations at year-end, of which approximately 100 locations are higher rate of return extended reach laterals (“XRLs”) and increased net treatable lateral length by 13% to 2.9 million feet;

•	Yielded a realized oil price of $61.84 per barrel, an approximate $2.50 per barrel premium over the West Texas Intermediate (“WTI”) average price, for the fourth quarter of 2018;

•

Recorded total cash direct operating expense per barrel of oil equivalent (“BOE”) of $12.36 and adjusted direct operating expense per BOE(2) of $10.90 for the fourth quarter of 2018. This included lease operating expense (“LOE”) of $4.21 per BOE. For the full year 2018, the Company had total cash direct operating expense per BOE of $12.52 and adjusted direct operating expense per BOE(2) of $11.99. This included LOE of $4.52 per BOE;

•

Generated net income of $200.7 million, or $13.10 per diluted share, and adjusted net income(3) of $39.2 million, or $2.56 per diluted share, for the fourth quarter of 2018. Net income was $224.8 million, or $14.70 per diluted share, and adjusted net income(3) of $140.5 million, or $9.19 per diluted share, for the full year 2018;

•

Generated adjusted EBITDAX(4) of $88.2 million for the fourth quarter of 2018 or approximately $37.34 per BOE. For the full year 2018, the Company generated adjusted EBITDAX(4) of $299.5 million, or approximately $37.70 per BOE; and

•	Lowered Penn Virginia’s debt to adjusted EBITDAX ratio to approximately 1.7x as of December 31, 2018, pro forma for the Hunt acquisition.

Fourth Quarter 2018 and Full Year Operating Results

Total production in the fourth quarter of 2018 increased approximately 108% from the fourth quarter of 2017, to 2.4 MMBOE, or 25,686 BOEPD (77% crude oil). Penn Virginia produced 7.9 MMBOE, or 21,765 BOEPD (76% crude oil), for full year 2018 representing 110% growth in total production and 120% growth in oil production over 2017 levels.

Penn Virginia drilled and turned to sales 10 gross (8.9 net) wells during the fourth quarter of 2018, all in the Eagle Ford. During 2018, the Company drilled and turned to sales 53 gross (45.5 net) wells and had three drilled but uncompleted wells at year-end.

Year-End 2018 Proved Reserves

Penn Virginia’s total proved reserves as of December 31, 2018 increased 69% to approximately 123.0 MMBOE compared to 72.6 MMBOE reported at year-end 2017. The composition of the reserves at the end of 2018 was 73% oil, 15% NGLs and 12% natural gas, with 38% of the reserves classified as proved developed. The proved reserves were calculated in accordance with Securities and Exchange Commission (“SEC”) guidelines using pricing of $65.56 per barrel for crude oil and $3.10 per million British Thermal Units (MMBtu) for natural gas.

The Company’s Standardized Measure was $1.6 billion as of December 31, 2018, compared to $590.5 million as of year-end 2017. The increase in the Standardized Measure of the Company’s proved reserves was primarily a result of an increase in proved reserves and the average NYMEX oil and natural gas price. The value of the Company’s total proved reserves, utilizing the SEC price guidelines, discounted at 10% and before tax (“PV-10 value”)(5), was $1,769.4 million as of December 31, 2018. The PV-10 value of the Company’s total proved developed producing (“PDP”) reserves utilizing the SEC price guidelines was $1,027.6 million as of December 31, 2018. Using $55.00 WTI and $3.00 NYMEX flat pricing, the PV-10 value of the Company’s total proved reserves and PDP reserves was $1.3 billion and $825.5 million, respectively.

The table below summarizes the changes in the Company’s proved reserves during 2018:

Proved Reserves	Oil (MBbls)	NGL (MBbls)	Natural Gas (MMcf)	Total Equivalents (MBoe)
Beginning Reserves (December 31, 2017)	55,829	8,864	47,267	72,572
Production	(6,077)	(1,004)	(5,181)	(7,944)
Revisions to Previous Estimates	(19,096)	(1,789)	(9,608)	(22,487)
Extensions and Discoveries	48,119	11,737	59,447	69,764
Purchase of Reserves	11,278	969	5,827	13,218
Sale of Reserves in Place	(397)	(733)	(6,259)	(2,173)

Ending Reserves (December 31, 2018)	89,656	18,044	91,493	122,950

Fourth Quarter 2018 Financial Results

Total cash direct operating expenses, which consist of LOE, gathering, processing and transportation (“GPT”) expenses, production and ad valorem taxes, and cash general and administrative (“G&A”) expenses, were $29.2 million, or $12.36 per BOE, in the fourth quarter of 2018. Total G&A expenses for the fourth quarter of 2018 were $3.43 per BOE, which included $4.6 million of share-based compensation and non-recurring transaction costs, of which $1.2 million was non-cash. For the fourth quarter of 2018, adjusted cash G&A expenses(6), which excludes those items, were $1.50 per BOE. Adjusted direct operating expenses(2) per BOE, excluding the aforementioned non-cash and non-recurring G&A items, were $10.90 for the fourth quarter of 2018. For the fourth quarter of 2018, LOE was $4.21 per BOE.

Net income for the fourth quarter of 2018 was $200.7 million, or $13.10 per diluted share, compared to net loss of $10.8 million, or $0.72 per diluted share, in the fourth quarter of 2017. Adjusted net income(3) was $39.2 million, or $2.56 per diluted share in the fourth quarter of 2018, versus $15.8 million, or $1.06 per diluted share in the fourth quarter of 2017.

Adjusted EBITDAX(4) was $88.2 million in the fourth quarter of 2018, compared to $37.4 million in the fourth quarter of 2017.

Full Year 2018 Financial Results

Total cash direct operating expenses were $99.5 million, or $12.52 per BOE in 2018.

Net income for the full year of 2018 was $224.8 million, or $14.70 per diluted share. Adjusted net income(3) was $140.5 million, or $9.19 per diluted share in 2018.

Adjusted EBITDAX(4) was $299.5 million for 2018, compared to $102.2 million for 2017.

Hedging Update

Penn Virginia enters into oil hedges on a portion of its production to help mitigate commodity price risk.

The table below sets forth Penn Virginia’s current oil hedge positions:

	WTI – Oil Volumes (Barrels Per Day)	WTI - Average Swap Price ($/barrel)	LLS - Oil Volumes (Barrels Per Day)	LLS - Average Swap Price ($/barrel)
2019	6,407	$54.49	5,000	$59.17
2020	6,000	$54.09	—	—

Balance Sheet and Liquidity

During the fourth quarter of 2018, the Company incurred $105.1 million of capital expenditures (excluding acquisitions), of which 98% was associated with drilling and completion capital. For the full year 2018, Penn Virginia incurred $419.0 million of capital expenditures (excluding acquisitions), of which 97% was for drilling and completion capital.

As of December 31, 2018, Penn Virginia had $321.0 million outstanding on its credit facility and liquidity of $146.5 million. As of February 22, 2019, the Company had outstanding borrowings of $313.0 million, resulting in $136.6 million available under the credit facility.

As of December 31, 2018, pro forma for the Hunt acquisition, the Company’s net debt to Adjusted EBITDAX ratio was approximately 1.7x.

2019 Outlook

The Company is committed to maintaining financial discipline and a strong balance sheet and expects to fully fund its 2019 capital plan within cash flow. Penn Virginia is targeting year-over-year production growth of approximately 30% for 2019, assuming a two-rig development program. Four wells in the Company’s easternmost acreage were delayed due to wellbore stability issues encountered during drilling; as a result Penn Virginia expects first quarter 2019 production to be slightly below fourth quarter 2018 production levels. 2019 outlook excludes the impact of the proposed Denbury Merger Transaction.

Acreage and Drilling Inventory

As of December 31, 2018, the Company had approximately 98,200 gross (84,200 net) acres. Approximately 92% of Penn Virginia’s acreage is held by production. During 2018, the Company leased or renewed approximately 4,100 gross (3,600 net) acres.

Penn Virginia at year-end had an estimated 531 gross (451 net) drilling locations of which 100% are Company-operated and 114 gross (103 net) are anticipated to be XRLs. The Company’s net treatable lateral length increased by 13% to 2.9 million feet from year end 2017.

Denbury Merger Transaction

As previously announced, on October 28, 2018, Penn Virginia entered into a definitive merger agreement (the “Agreement”) to be acquired by Denbury. Under the terms of the Agreement, subject to shareholder approval and certain other conditions, shareholders of Penn Virginia will receive, subject to proration, a combination of 12.4 shares of Denbury common stock and $25.86 of cash for each share of Penn Virginia common stock. Penn Virginia shareholders will be permitted to elect to receive either all stock, all cash or a mix of stock and cash, in each case subject to proration, which will result in the aggregate issuance of approximately 191.667 million Denbury shares and payment by Denbury of $400 million in cash. The transaction was unanimously approved by the board of directors of each company, and certain Penn Virginia shareholders holding approximately 15 percent of the outstanding shares signed voting agreements agreeing to vote “for” the transaction. Upon closing of the transaction, Denbury shareholders will own approximately 71% of the combined company, and Penn Virginia shareholders will own approximately 29%.

The transaction is subject to the approval of Penn Virginia shareholders holding at least two-thirds of the Company’s common stock, approval by Denbury’s stockholders holding a majority of the outstanding common stock of an amendment to Denbury’s charter to increase its authorized shares, the approval by Denbury’s stockholders of the issuance of shares of Denbury common stock in the merger and other customary closing conditions. The special meeting of shareholders to approve the merger is anticipated in April 2019. The Agreement contains certain termination rights for both Denbury and Penn Virginia, including if the transaction is not consummated by April 30, 2019, and requires payment of a termination fee in certain circumstances.

Upon closing, Denbury’s board of directors will be expanded from eight directors to 10 directors, to include two members of Penn Virginia’s board of directors that are mutually agreed upon by the parties.

Fourth Quarter and Full-Year 2018 Conference Call

Penn Virginia will not host an earnings call in connection with fourth quarter and full-year 2018 results. However, members of its management will participate in a portion of the Denbury Resources Inc. fourth quarter and full-year 2018 conference call.

The call is scheduled for 10 a.m. CT / 11 a.m. ET on February 27, 2019. The call can be accessed as follows:

By Phone: Dial toll-free (domestic) 800-230-1093 (international) 612-332-0226 five to ten minutes before the scheduled start of the conference call. Conference ID: 426562.

By Webcast: A live webcast of the conference call will be available at www.pennvirginia.com. The webcast will be archived on the website and a telephonic replay will be accessible for at least one month after the call by dialing 800-475-6701 (domestic) or 320-365-3844 (international) and entering the conference ID number: 426562.

About Penn Virginia Corporation

Penn Virginia Corporation is a pure-play independent oil and gas company engaged in the development and production of oil, NGLs and natural gas, with operations in the Eagle Ford shale in south Texas. For more information, please visit our website at www.pennvirginia.com. The information on the Company’s website is not part of this release.

Cautionary Statements Regarding Reserves and Other Matters

The Company is evaluating its type curves and associated single well economics given data regarding well results using choke management, lateral length drilled, cost per lateral foot and other matters and advises investors not to rely on the most recently issued type curves and associated single well economics, which spoke only as of the dates indicated therein. Guidance regarding production and type curves are inherently uncertain and actual results may differ materially. Please read the “Forward-Looking Statements” section below, as well as “Risk Factors” in our annual report on Form 10-K, which are incorporated herein.

The estimates and guidance presented in this release are based on assumptions of capital expenditure levels, prices for oil, natural gas and NGLs, current indications of supply and demand for oil, well results and operating costs. The guidance provided in this release does not constitute any form of guarantee or assurance that the matters indicated will be achieved. While we believe these estimates and the assumptions on which they are based are reasonable, they are inherently uncertain and are subject to, among other things, significant business, economic, operational and regulatory risks and uncertainties and are subject to material revision. Actual results may differ materially from estimates and guidance.

Forward-Looking Statements

Certain statements contained herein that are not descriptions of historical facts are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We use words such as “guidance,” “projects,” “estimates,” “expects,” “continues,” “intends,” “plans,” “believes,” “forecasts,” “future,” “will,” “outlook,” “target” and variations of such words or similar expressions in this press release to identify forward-looking statements. Because such statements include assumptions, risks, uncertainties and contingencies, actual results may differ materially from those expressed or implied by such forward-looking statements. These risks, uncertainties and contingencies include, but are not limited to, all of the risks and uncertainties related to our announced merger with Denbury Resources Inc., including the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Denbury or the Company for the transaction are not obtained, the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, the risk that the parties may not be able to satisfy the conditions to the closing of the transaction in a timely manner or at all, and potential litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction with Denbury and the ability of each party to consummate the transaction, risks that the proposed transaction disrupts the current plans and operations of Denbury or Penn Virginia, the ability of Denbury and Penn Virginia to retain and hire key personnel, competitive responses to the proposed transaction, unexpected costs, charges or expenses resulting from the transaction, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses, and legislative, regulatory and economic developments. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 that was filed with the SEC in connection with the proposed transaction. Other risks and uncertainties include, without limitation, the following: our ability to satisfy our short-term and long-term liquidity needs, including our ability to generate sufficient cash flows from operations or to obtain adequate financing to fund our capital expenditures and meet working capital needs; negative events, publicity and other developments related to our business, such as the announced merger with Denbury, adversely affecting our ability to maintain our relationships with our suppliers, service providers, customers, employees, and other third parties; plans, objectives, expectations and intentions contained in this press release that are not historical; our ability to execute our business plan in volatile and depressed commodity price environments; any decline in and volatility of commodity prices for oil, NGLs, and natural gas; our anticipated production and development results; our ability to develop, explore for, acquire and replace oil and natural gas reserves and sustain production; our ability to generate profits or achieve targeted reserves in our development and exploratory drilling and well operations; any impairments, write-downs or write-offs of our reserves or assets; the projected demand for and supply of oil, NGLs and natural gas; our ability to contract for drilling rigs, frac crews, supplies and services at reasonable costs; our ability to obtain adequate pipeline transportation capacity for our oil and gas production at reasonable cost and to sell the production at, or at reasonable discounts to, market prices; the uncertainties inherent in projecting future rates of production for our wells and the extent to which actual production differs from that estimated in our proved oil and natural gas reserves; use of new techniques in our development, including choke management and longer laterals; drilling and operating risks; concentration of assets; our ability to compete effectively against other oil and gas companies; leasehold terms expiring before production can be established and our ability to replace expired leases; costs or results of any strategic initiatives; environmental obligations, results of new drilling activities, locations and methods, costs and liabilities that are not covered by an effective indemnity or insurance; the timing of receipt of necessary regulatory permits; the effect of commodity and financial derivative arrangements, and counterparty risk related to the ability of parties to these arrangements to meet their future obligations; the occurrence of unusual weather or operating conditions, including force majeure events and hurricanes; our ability to retain or attract senior management and key employees, including as a result of our announced merger with Denbury Resources Inc.; compliance with and changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; physical, electronic and cybersecurity breaches; litigation that impacts us, our assets or our midstream service providers; uncertainties relating to general domestic and international economic and political conditions; and other risks set forth in our filings with the SEC, including our annual report on Form 10-K and quarterly reports on Form 10-Q. Additional information concerning these and other factors can be found in our press releases and public filings with the SEC. Many of the factors that will determine our future results are beyond the ability of management to control or predict. In addition, readers should not place undue reliance on forward-looking statements, which reflect management’s views only as of the date hereof. The statements in this release speak only as of the date of this release. We undertake no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

Additional Information and Where to Find It

This document is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed transaction will be submitted to the shareholders of each of Penn Virginia and Denbury for their consideration. Denbury has filed with the SEC a Registration Statement on Form S-4 that does include a joint proxy statement/prospectus for Penn Virginia and Denbury. Each of Penn Virginia and Denbury will provide the joint proxy statement/prospectus to their respective shareholders. Penn Virginia and Denbury have and will continue to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Penn Virginia or Denbury may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PENN VIRGINIA AND DENBURY ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by the parties on Penn Virginia’s Investor Relations website (www.https://ir.pennvirginia.com/) (for documents filed with the SEC by Penn Virginia) or Denbury Investor Relations website (https://www.denbury.com/investor-relations/) (for documents filed with the SEC by Denbury).

Participants in the Solicitation

Penn Virginia, Denbury, and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from Penn Virginia and Denbury shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Penn Virginia and Denbury shareholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find more detailed information about Penn Virginia’s executive officers and directors in its definitive proxy statement filed with the SEC on March 28, 2018 and Form 8-K filed with the SEC on September 12, 2018. You can find more detailed information about Denbury’s executive officers and directors in its definitive proxy statement filed with the SEC on April 12, 2018. Additional information about Penn Virginia’s executive officers and directors and Denbury’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4.

Footnotes

(1)	For an explanation of this supplemental measures, see the section titled “Reserve Replacement Ratio - Definition” at the end of this release.
(2)

Adjusted direct operating expenses per BOE is a non-GAAP financial measure. Definitions of non-GAAP financial measures and reconciliations of non-GAAP financial measures to the closest GAAP-based financial measures appear at the end of this release.

(3)

Adjusted net income is a non-GAAP financial measure. Definitions of non-GAAP financial measures and reconciliations of non-GAAP financial measures to the closest GAAP-based financial measures appear at the end of this release.

(4)

Adjusted EBITDAX is a non-GAAP financial measure. Definitions of non-GAAP financial measures and reconciliations of non-GAAP financial measures to the closest GAAP-based financial measures appear at the end of this release.

(5)	PV-10 value is a non-GAAP measure reconciled to Standardized Measure at the end of this release.
(6)

Adjusted cash G&A expense is a non-GAAP financial measure. Definitions of non-GAAP financial measures and reconciliations of non-GAAP financial measures to the closest GAAP-based financial measures appear at the end of this release.

PENN VIRGINIA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

and SELECTED OPERATING STATISTICS - unaudited

(in thousands, except per share, production and price data)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2018	2018	2017	2018	2017
Revenues
Crude oil	$112,452	$117,059	$48,499	$402,485	$140,886
Natural gas liquids (NGLs) (1)	6,618	5,976	3,328	21,073	10,066
Natural gas	5,502	3,768	2,317	15,972	8,517

Total product revenues	124,572	126,803	54,144	439,530	159,469
Gain (loss) on sales of assets, net	(258)	2	24	(177)	(36)
Other revenues, net	542	380	159	1,479	621

Total revenues	124,856	127,185	54,327	440,832	160,054
Operating expenses
Lease operating	9,955	9,898	6,244	35,879	21,784
Gathering, processing and transportation (1)	5,765	4,928	3,229	18,626	10,734
Production and ad valorem taxes	6,508	7,152	3,048	23,547	8,814
General and administrative	6,970	5,134	2,358	21,446	14,392

Total cash direct operating expenses	29,198	27,112	14,879	99,498	55,724
Share-based compensation - equity classified awards	1,146	1,021	1,102	4,618	3,809
Depreciation, depletion and amortization	39,591	35,016	17,104	127,961	48,649

Total operating expenses	69,935	63,149	33,085	232,077	108,182

Operating income	54,921	64,036	21,242	208,755	51,872
Other income (expense)
Interest expense, net	(8,389)	(7,322)	(3,378)	(26,462)	(6,392)
Derivatives	149,152	(40,689)	(33,621)	37,427	(17,819)
Other, net	2,099	241	13	2,266	58
Reorganization items, net	3,322	—	—	3,322	—

Income (loss) before income taxes	201,105	16,266	(15,744)	225,308	27,719
Income tax benefit (expense)	(370)	10	4,943	(523)	4,943

Net income (loss)	$200,735	$16,276	$(10,801)	$224,785	$32,662

Net income (loss) per share:
Basic	$13.32	$1.08	$(0.72)	$14.93	$2.18
Diluted	$13.10	$1.06	$(0.72)	$14.70	$2.17
Weighted average shares outstanding:
Basic	15,075	15,062	15,006	15,059	14,996
Diluted	15,328	15,344	15,006	15,292	15,063

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2018	2018	2017	2018	2017
Production
Crude oil (MBbls)	1,818	1,633	845	6,077	2,764
NGLs (MBbls)	304	267	148	1,004	523
Natural gas (MMcf)	1,446	1,248	855	5,181	2,949
Total (MBOE)	2,363	2,108	1,135	7,944	3,779
Average daily production (BOEPD)	25,686	22,912	12,340	21,765	10,353
Prices
Crude oil ($ per Bbl)	$61.84	$71.67	$57.42	$66.23	$50.96
NGLs ($ per Bbl) (1)	$21.79	$22.41	$22.47	$20.99	$19.25
Natural gas ($ per Mcf)	$3.80	$3.02	$2.71	$3.08	$2.89
Aggregate ($ per BOE)	$52.72	$60.16	$47.69	$55.33	$42.20
Prices - Adjusted for derivative settlements
Crude oil ($ per Bbl)	$54.64	$62.36	$55.24	$58.28	$49.69
NGLs ($ per Bbl) (1)	$21.79	$22.41	$22.47	$20.99	$19.25
Natural gas ($ per Mcf)	$3.80	$3.02	$2.71	$3.08	$2.89
Aggregate ($ per BOE)	$47.17	$52.94	$46.07	$49.25	$41.27

(1)	NGL revenues for the periods in 2018 are presented net of processing costs. Such costs are included in Gathering, processing and transportation expense in the periods ended in 2017.

PENN VIRGINIA CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS - unaudited

(in thousands)

	December 31, 2018	December 31, 2017
Assets
Current assets	$126,430	$87,088
Net property and equipment	927,994	529,059
Other assets	14,530	13,450

Total assets	$1,068,954	$629,597

Liabilities and shareholders’ equity
Current liabilities	$104,691	$123,958
Other liabilities	5,533	18,733
Total long-term debt, net	511,375	265,267
Total shareholders’ equity	447,355	221,639

Total liabilities and shareholders’ equity	$1,068,954	$629,597

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - unaudited

(in thousands)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2018	2018	2017	2018	2017
Cash flows from operating activities
Net income (loss)	$200,735	$16,276	$(10,801)	$224,785	$32,662
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Non-cash reorganization items	(3,322)	—	—	(3,322)	—
Depreciation, depletion and amortization	39,591	35,016	17,104	127,961	48,649
Derivative contracts:
Net losses (gains)	(149,152)	40,689	33,621	(37,427)	17,819
Cash settlements, net	(13,100)	(15,214)	(1,841)	(48,291)	(3,511)
Deferred income tax (benefit) expense	2,841	(10)	(4,943)	2,994	(4,943)
(Gain) loss on sales of assets, net	258	(2)	(24)	177	36
Non-cash interest expense	907	865	760	3,416	2,122
Share-based compensation (equity-classified)	1,146	1,021	1,102	4,618	3,809
Other, net	6	12	2	44	61
Changes in operating assets and liabilities	(683)	(6,166)	(3,564)	(2,823)	(14,994)

Net cash provided by operating activities	79,227	72,487	31,416	272,132	81,710

Cash flows from investing activities
Acquisitions, net	—	1,448	(687)	(85,387)	(200,849)
Capital expenditures	(107,333)	(121,909)	(47,843)	(430,592)	(115,687)
Proceeds from sales of assets, net	(306)	5,464	869	7,683	869

Net cash used in investing activities	(107,639)	(114,997)	(47,661)	(508,296)	(315,667)

Cash flows from financing activities
Proceeds from credit facility borrowings	38,500	39,000	20,000	244,000	59,000
Repayment of credit facility borrowings	—	—	—	—	(7,000)
Proceeds from second lien loans, net	—	—	—	—	196,000
Debt issuance costs paid	(235)	—	(225)	(989)	(9,787)
Proceeds received from rights offering, net	—	—	—	—	55
Other, net	—	—	—	—	(55)

Net cash provided by financing activities	38,265	39,000	19,775	243,011	238,213

Net increase (decrease) in cash and cash equivalents	9,853	(3,510)	3,530	6,847	4,256
Cash and cash equivalents - beginning of period	8,011	11,521	7,487	11,017	6,761

Cash and cash equivalents - end of period	$17,864	$8,011	$11,017	$17,864	$11,017

PENN VIRGINIA CORPORATION

CERTAIN NON-GAAP FINANCIAL MEASURES - unaudited

Readers are reminded that non-GAAP measures are merely a supplement to, and not a replacement for, or superior to financial measures prepared according to GAAP. They should be evaluated in conjunction with the GAAP financial measures. It should be noted as well that our non-GAAP information may be different from the non-GAAP information provided by other companies.

Reconciliation of GAAP “Net income (loss)” to Non-GAAP “Adjusted net income”

Adjusted net income is a non-GAAP financial measure that represents net income (loss) adjusted to include net cash settlements of derivatives and exclude the effects, net of income taxes, of non-cash changes in the fair value of derivatives, net gains and losses on the sales of assets, acquisition, divestiture and strategic transaction costs, executive retirement costs, restructuring expenses, net reorganization items, alternative minimum tax credit adjustments and other items. We believe that Non-GAAP adjusted net income and non-GAAP adjusted net income per share amounts provide meaningful supplemental information regarding our operational performance. This information facilitates management’s internal comparisons to the Company’s historical operating results as well as to the operating results of our competitors. Since management finds this measure to be useful, the Company believes that our investors can benefit by evaluating both non-GAAP and GAAP results. Adjusted net income non-GAAP is not a measure of financial performance under GAAP and should not be considered as a measure of liquidity or as an alternative to net income (loss).

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2018	2018	2017	2018	2017
	(in thousands, except per share amounts)
Net income (loss)	$200,735	$16,276	$(10,801)	$224,785	$32,662
Adjustments for derivatives:
Net losses (gains)	(149,152)	40,689	33,621	(37,427)	17,819
Cash settlements, net	(13,100)	(15,214)	(1,841)	(48,291)	(3,511)
(Gain) loss on sales of assets, net	258	(2)	(24)	177	36
Acquisition, divestiture and strategic transaction costs	3,429	44	(165)	3,960	1,340
Executive retirement costs	—	—	—	250	—
Other, net	—	—	—	(193)	—
Restructuring expenses	—	—	—	—	(20)
Reorganization items, net	(3,322)	—	—	(3,322)	—
Alternative minimum tax credit adjustments to income taxes, net	370	(10)	(4,943)	523	(4,943)

Adjusted net income	$39,218	$41,783	$15,847	$140,462	$43,383

Net income (loss), per diluted share	$13.10	$1.06	$(0.72)	$14.70	$2.17

Adjusted net income, per diluted share	$2.56	$2.72	$1.06	$9.19	$2.88

Reconciliation of GAAP “Net income (loss)” to Non-GAAP “Adjusted EBITDAX”

Adjusted EBITDAX represents net income (loss) before interest expense, income taxes, depreciation, depletion and amortization expense and share-based compensation expense, further adjusted to include the net cash settlements of derivatives and exclude the effects of gains and losses on sales of assets, non-cash changes in the fair value of derivatives, and special items including acquisition, divestiture and strategic transaction costs, executive retirement costs, restructuring expenses, net reorganization items and other items. We believe this presentation is commonly used by investors and professional research analysts for the valuation, comparison, rating, investment recommendations of companies within the oil and gas exploration and production industry. We use this information for comparative purposes within our industry. Adjusted EBITDAX is not a measure of financial performance under GAAP and should not be considered as a measure of liquidity or as an alternative to net income (loss). Adjusted EBITDAX as defined by Penn Virginia may not be comparable to similarly titled measures used by other companies and should be considered in conjunction with net income (loss) and other measures prepared in accordance with GAAP, such as operating income or cash flows from operating activities. Adjusted EBITDAX should not be considered in isolation or as a substitute for an analysis of Penn Virginia’s results as reported under GAAP.

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2018	2018	2017	2018	2017
	(in thousands, except per unit amounts)
Net income (loss)	$200,735	$16,276	$(10,801)	$224,785	$32,662
Adjustments to reconcile to Adjusted EBITDAX:
Interest expense, net	8,389	7,322	3,378	26,462	6,392
Income tax (benefit) expense	370	(10)	(4,943)	523	(4,943)
Depreciation, depletion and amortization	39,591	35,016	17,104	127,961	48,649
Share-based compensation expense (equity-classified)	1,146	1,021	1,102	4,618	3,809
(Gain) loss on sales of assets, net	258	(2)	(24)	177	36
Adjustments for derivatives:
Net losses (gains)	(149,152)	40,689	33,621	(37,427)	17,819
Cash settlements, net	(13,100)	(15,214)	(1,841)	(48,291)	(3,511)
Adjustment for special items:
Acquisition, divestiture and strategic transaction costs	3,429	44	(165)	3,960	1,340
Executive retirement costs	—	—	—	250	—
Other, net	(113)	(80)	—	(193)	—
Restructuring expenses	—	—	—	—	(20)
Reorganization items, net	(3,322)	—	—	(3,322)	—

Adjusted EBITDAX	$88,231	$85,062	$37,431	$299,503	$102,233

Adjusted EBITDAX per BOE	$37.34	$40.35	$32.97	$37.70	$27.05

Reconciliation of GAAP “Operating expenses” to Non-GAAP “Adjusted direct operating expenses and Adjusted direct operating expenses per BOE”

Adjusted total direct operating expenses and adjusted total direct operating expenses per BOE are a supplemental non-GAAP financial measure that excludes certain non-recurring expenses and non-cash expenses. We believe that the non-GAAP measure of Adjusted total direct operating expense per BOE is useful to investors because it provides readers with a meaningful measure of our cost profile and provides for greater comparability period-over-period.

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2018	2018	2017	2018	2017
	(in thousands, except per unit amounts)
Operating expenses - GAAP	$69,935	$63,149	$33,085	$232,077	$108,182
Less:
Share-based compensation - equity-classified awards	(1,146)	(1,021)	(1,102)	(4,618)	(3,809)
Depreciation, depletion and amortization	(39,591)	(35,016)	(17,104)	(127,961)	(48,649)

Total cash direct operating expenses	29,198	27,112	14,879	99,498	55,724
Significant special charges:
Acquisition, divestiture and strategic transaction costs	(3,429)	(44)	165	(3,960)	(1,340)
Executive retirement costs	—	—	—	(250)	—
Restructuring expenses	—	—	—	—	20

Non-GAAP Adjusted direct operating expenses	$25,769	$27,068	$15,044	$95,288	$54,404

Total cash direct operating expense per BOE	$12.36	$12.86	$13.11	$12.52	$14.75

Non-GAAP Adjusted direct operating expenses per BOE	$10.90	$12.84	$13.25	$11.99	$14.40

Reconciliation of GAAP “General administrative expenses” to Non-GAAP “Adjusted cash-based general and administrative expenses”

Adjusted cash-based general and administrative expense (“Adjusted cash-based G&A”) is a supplemental non-GAAP financial measure that excludes certain non-recurring expenses and non-cash share-based compensation expense. We believe that the non-GAAP measure of Adjusted cash-based G&A is useful to investors because it provides readers with a meaningful measure of our recurring G&A expense and provides for greater comparability period-over-period.

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2018	2018	2017	2018	2017
	(in thousands, except per unit amounts)
General and administrative expenses - direct	$6,970	$5,134	$2,358	$21,446	$14,392
Share-based compensation - equity-classified awards	1,146	1,021	1,102	4,618	3,809

GAAP General and administrative expenses	8,116	6,155	3,460	26,064	18,201
Less: Share-based compensation - equity-classified awards	(1,146)	(1,021)	(1,102)	(4,618)	(3,809)
Significant special charges:
Acquisition, divestiture and strategic transaction costs	(3,429)	(44)	165	(3,960)	(1,340)
Executive retirement costs	—	—	—	(250)	—
Restructuring expenses	—	—	—	—	20

Adjusted cash-based general and administrative expenses	$3,541	$5,090	$2,523	$17,236	$13,072

GAAP General and administrative expenses per BOE	$3.43	$2.92	$3.05	$3.28	$4.82

Adjusted cash-based general and administrative expenses per BOE	$1.50	$2.41	$2.22	$2.17	$3.46

Reconciliation of GAAP “Standardized Measure of Discounted Future Net Cash Flows” to Non-GAAP “PV-10”

Non-GAAP PV-10 value is the estimated future net cash flows from estimated proved reserves discounted at an annual rate of 10 percent before giving effect to income taxes. The standardized measure of discounted future net cash flows is the after-tax estimated future cash flows from estimated proved reserves discounted at an annual rate of 10 percent, determined in accordance with generally accepted accounting principles (GAAP). We use non-GAAP PV-10 value as one measure of the value of our estimated proved reserves and to compare relative values of proved reserves among exploration and production companies without regard to income taxes. We believe that securities analysts and rating agencies use PV-10 value in similar ways. Our management believes PV-10 value is a useful measure for comparison of proved reserve values among companies because, unlike standardized measure, it excludes future income taxes that often depend principally on the characteristics of the owner of the reserves rather than on the nature, location and quality of the reserves themselves.

Discounted Future Net Cash Flows” to Non-GAAP “PV-10”

	December 31,
	2018	2017
	(in thousands)
Standardized measure of future discounted cash flows	$1,623,890	$590,484
Present value of future income taxes discounted at 10%	145,462	18,486

PV-10	$1,769,352	$608,970

Definitions and Calculations

Reserve Replacement Ratio - Definition

The Company uses the reserves replacement ratio as an indicator of the Company’s ability to replenish annual production volumes and grow its reserves, thereby providing some information on the sources of future production. The reserves replacement ratio is a statistical indicator that is limited because it typically varies widely based on the extent and timing of discoveries and property acquisitions. Its predictive and comparative value is also limited for the same reasons. In addition, since the ratio does not embed the cost or timing of future production of new reserves, it cannot be used as a measure of value creation. The reserve replacement ratio of approximately 734% was calculated by dividing net proved reserve additions of 58.3 MMBOE (the sum of extensions, discoveries, revisions, purchases and sales) by production of 7.9 MMBOE.

Contact

Clay Jeansonne

Investor Relations

Ph: (713) 722-6540

E-Mail: invest@pennvirginia.com